

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Jianfeng Wu
Co-Chief Financial Officer
Atour Lifestyle Holdings Limited
1st Floor, Wuzhong Building
618 Wuzhong Road
Minhang District, Shanghai , 201103
People's Republic of China

> **Re: Atour Lifestyle Holdings Limited**
> **Form 20-F for the Fiscal Year Ending December 31, 2023**
> **Filed April 26, 2024**
> **File No. 001-40540**

Dear Jianfeng Wu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ending December 31, 2023

Item 3. Key information, page 1

1. At the outset of Item 3, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

2. Under Implication of the Holding Foreign Companies Accountable Act, please disclose the location of your auditor's headquarters.

Item 3.D. Risk Factors, page 4

3. In your summary of risk factors, disclose the risks that your corporate structure and having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks elsewhere. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks Related to Doing Business in China, page 29

4. We note the changes made to your disclosure in this section, including the risk factors on pages 29, 30, 36, and 39, compared to the language used in your initial public offering registration statement. However, it is unclear that there have been changes in the regulatory environment in the PRC since your initial public offering registration statement was filed that would warrant the revised disclosure mitigating the risks related to doing business in China. Please tell us and revise your disclosure in future filings to revert to the language used in your initial public offering registration statement on Form F-1 dated November 7, 2022. Additionally, please tell us and revise your disclosure in future filings to explain the basis for your statement on page 30 that: "The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China."

Item 5. Operating and Financial Review and Prospects
5E. Critical Accounting Estimates
Customer loyalty program, page 90

5. Please revise your disclosure in future filings to include your estimate of breakage for all periods along with a sensitivity analysis illustrating the impact of the breakage estimate on revenue.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Jianfeng Wu
Atour Lifestyle Holdings Limited
June 18, 2024
Page 3

      Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Kevin Zhang